FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                                October 21, 2002

                               Perez Companc S.A.
                           (Formerly PC Holdings S.A.)

             (Exact Name of Registrant as Specified in its Charter)

                                Maipu 1, Piso 22
                         (1084) Buenos Aires, Argentina
                    (Address of Principal Executive Offices)


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                              Form 20-F X  Form 40-F
                                       ---

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                                    Yes    No X
                                       ---   ---

If "Yes" is marked, indicate below the file number assigned to the registrant in
connection with Rule 12g3-2(b):82    N/A

                                  EXHIBIT A
                                  ---------

         Attached hereto as Exhibit A is a note to the Buenos Aires Stock Exchange regarding the changes in the Board of Directors.

                                                  Buenos Aires, October 18, 2002


Messrs.
Bolsa de Comercio
de Buenos Aires
------------------

                         Re: Section 23 of the Bolsa de Comercio de Buenos Aires
                         -------------------------------------------------------
                         (Buenos Aires Stock Exchange) regulations
                         -----------------------------------------
Dear Sirs:

         This is to inform you that as a consequence of the corporate restructuring resulting from the agreement reached between the Company's shareholders and Petroleo Brasileiro S.A. PETROBRAS group for the transfer of the controlling equity interest in Perez Companc S.A.'s capital stock, the following facts took place yesterday:

1.   Directors' Resignations.

The following persons resigned to their position as Directors:

Regular Directors: Jorge Gregorio Perez Companc, Jorge Perez Companc, Luis Perez Companc, Carlos Alberto Cupi, Walter Federico Schmale, Eliezer Batista, Charles Gillespie (Jr.), Gustavo Enrique Irazu, Oscar Anibal Vicente and Mario Cesar Lagrosa.

Alternate Directors: Maria Carmen Sundblad de Perez Companc and Matias Bauer.

2.   Chairman's and Vice Chairman's resignation.

Carlos Alberto Cupi and Luis Perez Companc resigned to their positions as Chairman and Vice Chairman, respectively, of Perez Companc S.A.'s Board of Directors.

3.   Appointment of Directors.

At a Supervisory Committee's meeting, the following members of the Board of Directors were appointed to fill the above mentioned vacancies and to hold office for the remaining period:

Regular members: Francisco Roberto Andre Gros, Jorge Marques de Toledo Camargo, Rogerio Almeida Manso da Costa Reis, Joao Pinheiro Nogueira Batista, Jose Coutinho Barbosa, Justo Federico Norman, Rogelio Norberto Maciel, Gustavo Alberto Jorge Bizai, Mariana Paula Ardizzone and Pablo Dhers Martin.

Alternate members: Felicitas Arguello and Emiliano Andres Gabet.

                          Sincerely yours.


                                                              Jorge de la Rua
                                                              Attorney-in-fact

                                                  Buenos Aires, October 18, 2002



Messrs.
Bolsa de Comercio
de Buenos Aires
------------------






                         Re: Section 23 of the Bolsa de Comercio de Buenos Aires
                         -------------------------------------------------------
                         (Buenos Aires Stock Exchange) regulations
                         -----------------------------------------



Dear Sirs:

This is to inform you that as a consequence of the corporate restructuring resulting from the agreement reached between the Company's shareholders and Petroleo Brasileiro S.A. PETROBRAS group for the transfer of the controlling equity interest in Perez Companc S.A.'s capital stock, yesterday Perez Companc S.A's Board of Directors resolved to appoint Francisco Roberto Andre Gros as Chairman and Jorge Marques de Toledo Camargo as Vice Chairman.

Sincerely yours.




                                                        Jorge de la Rua
                                                        Attorney-in-fact

                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                               PEREZ COMPANC S.A.


Date: October 21, 2002                               By: /s/ Mario C. Lagrosa
                                                         --------------------
                                               Name: Mario C. Lagrosa
                                               Title:   Chief Executive Officer